大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 **Fax** (65) 6534 2334
www.uobgroup.com
Company Reg No. 193500026Z

Our ref: ANN2005/UOB2005/UOB-A08/sc

22 February 2005

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

Dear Sir

INCREASE IN SHAREHOLDING IN BANK OF ASIA PUBLIC COMPANY LIMITED

We enclose a copy of our announcement dated 22 February 2005 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Vivien Chan
Company Secretary

Enc

dlw 3/14

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 193500026Z

Increase in Shareholding in Bank of Asia Public Company Limited

---

Singapore 22 February, 2005: Further to the announcement by United Overseas Bank Limited ("UOB") on 1 December 2004 that it has, through progressive market acquisitions effected on the Stock Exchange of Thailand ("SET"), increased its shareholding in Bank of Asia Public Company Limited ("BOA") to 96.8%, UOB wishes to announce that it has acquired an additional 12,246,257 shares in BOA through similar market acquisitions for an aggregate consideration of about THB65.5 million. The price paid for the shares do not exceed THB5.35 per share, which is the price per share UOB paid for BOA shares in a mandatory tender offer undertaken last year. BOA shares closed at THB5.35 on the SET on 21 February 2005.

As a result of the additional purchases, UOB's shareholding in BOA has increased from 96.8% to 97.0% as at 21 February 2005.

As at 31 December 2004, BOA has total consolidated assets of THB163.9 billion and shareholders' equity of THB15.2 billion.

Chan

Mrs Vivien Chan
Company Secretary

大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 **Fax** (65) 6534 2334
www.uobgroup.com
Company Reg No. 193500026Z

Our ref: ANN2005/UOB2005/UOB-A09-YE2004Results/atl

24 February 2005

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

Dear Sir

AUDITED RESULTS FOR THE YEAR ENDED 31 DECEMBER 2004

We enclose a copy of our News Release dated 24 February 2005 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Vivien Chan
Company Secretary

Enc

大華銀行集團
UNITED OVERSEAS BANK GROUP

NEWS RELEASE

UNITED OVERSEAS BANK LIMITED
Incorporated in the Republic of Singapore
Company Registration Number: 193500026Z

To : All Shareholders

The Board of Directors of United Overseas Bank Limited ("UOB") wishes to make the following announcement:

1. AUDITED RESULTS FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2004

	Group			Bank		
	2004	2003	Incr / (Decr)	**2004**	2003	Incr / (Decr)
	$'000	$'000	%	**$'000**	$'000	%
Interest income	**3,661,340**	3,294,101	11.1	**2,866,298**	2,590,650	10.6
Less : Interest expense	**1,506,444**	1,223,563	23.1	**1,171,563**	922,800	27.0
Net interest income	**2,154,896**	2,070,538	4.1	**1,694,735**	1,667,850	1.6
Dividend income	**42,983**	42,004	2.3	**304,497**	284,607	7.0
Fee and commission income	**705,897**	587,866	20.1	**427,381**	372,387	14.8
Rental income	**64,578**	72,618	(11.1)	**37,427**	42,485	(11.9)
Other operating income	**290,389**	386,586	(24.9)	**172,457**	342,162	(49.6)
Income before operating expenses	**3,258,743**	3,159,612	3.1	**2,636,497**	2,709,491	(2.7)
Less : Staff costs	**587,453**	531,780	10.5	**363,748**	343,644	5.9
Other operating expenses	**639,355**	563,621	13.4	**464,200**	444,323	4.5
	1,226,808	1,095,401	12.0	**827,948**	787,967	5.1
Operating profit before goodwill amortisation and provisions	**2,031,935**	2,064,211	(1.6)	**1,808,549**	1,921,524	(5.9)
Less : Goodwill written-off and amortised	**213,630**	201,620	6.0	**189,959**	190,275	(0.2)
Less : Provisions	**208,705**	361,512	(42.3)	**90,685**	326,914	(72.3)
Operating profit after goodwill amortisation and provisions	**1,609,600**	1,501,079	7.2	**1,527,905**	1,404,335	8.8
Exceptional Item	-	-	-	-	12,421	(100.0)
Share of profit of associates	**307,265**	107,249	186.5	-	-	-
Profit before tax	**1,916,865**	1,608,328	19.2	**1,527,905**	1,416,756	7.8
Less : Tax	**384,545**	366,328	5.0	**337,671**	346,195	(2.5)
Share of tax of associates	**65,887**	26,423	149.4	-	-	-
Profit after tax	**1,466,433**	1,215,577	20.6	**1,190,234**	1,070,561	11.2
Less : Minority interests	**14,664**	13,491	8.7	-	-	-
Net profit attributable to members	**1,451,769**	1,202,086	20.8	**1,190,234**	1,070,561	11.2

大華銀行集團
UNITED OVERSEAS BANK GROUP

NEWS RELEASE

2. SELECTED BALANCE SHEET DATA

	Group			Bank		
	31-Dec-04 $'000	31-Dec-03 $'000	Incr/ (Decr) %	31-Dec-04 $'000	31-Dec-03 $'000	Incr/ (Decr) %
Assets						
Total assets	**134,878,566**	113,446,399	18.9	**112,724,881**	98,750,817	14.2
Loans and advances including trade bills of non-bank customers	**64,300,016**	59,296,556	8.4	**50,570,803**	50,510,461	0.1
Liabilities						
Deposits of non-bank customers	**79,018,770**	69,862,961	13.1	**62,354,537**	60,301,300	3.4
Total deposits including bankers' deposits	**107,212,867**	88,702,323	20.9	**90,219,569**	79,367,234	13.7
Subordinated debts (unsecured)						
- Due after one year	**5,633,534**	2,990,809	88.4	**5,549,577**	2,990,809	85.6
Other debts issued						
- Due within one year (secured) *	**925,366**	852,407	8.6	**-**	-	-
- Due within one year (unsecured)	**16,338**	-	NM	**16,338**	-	NM
- Due after one year (unsecured)	**514,059**	353,053	45.6	**514,059**	353,053	45.6
Capital and reserves						
Issued and paid-up capital	**1,536,255**	1,571,664	(2.3)	**1,536,255**	1,571,664	(2.3)
Total shareholders' funds	**13,438,752**	13,282,035	1.2	**11,712,338**	11,759,111	(0.4)
Net asset value						
Net asset value per ordinary share based on issued share capital as at end of the financial year ($)	**8.75**	8.45	3.6	**7.62**	7.48	1.9

* These debts are issued by Archer 1 Limited, a special purpose entity ("SPE") of the Group, and secured by a first floating charge on all assets of the SPE.

NM: Not meaningful

大華銀行集團
UNITED OVERSEAS BANK GROUP

NEWS RELEASE

3. OTHER INFORMATION

	Group			Bank		
	2004 $'000	2003 $'000	Incr/ (Decr) %	2004 $'000	2003 $'000	Incr/ (Decr) %
(a) Net profit attributable to shareholders						
- Six months ended 30 June	**704,646**	501,354	40.5	**620,372**	522,024	18.8
- Six months ended 31 December	**747,123**	700,732	6.6	**569,862**	548,537	3.9
Total for the financial year	**1,451,769**	1,202,086	20.8	**1,190,234**	1,070,561	11.2
(b) Depreciation	**124,701**	107,755	15.7	**84,709**	78,077	8.5
(c) Net profit as a percentage of average total shareholders' funds (%)						
- Including goodwill amortisation	**10.8**	9.3	16.1	**10.1**	9.3	8.6
- Excluding goodwill amortisation	**12.4**	10.9	13.8	**11.7**	11.0	6.4
(d) Earnings per share (cents)						
- Basic	**92.6**	76.5	21.0	**75.9**	68.1	11.5
- Diluted	**92.6**	76.5	21.0	**75.9**	68.1	11.5

(e) Share capital movements of the Bank

	No. of shares issued/(cancelled) between 1-Oct-04 and 31-Dec-04	No. of new shares that would have been issued upon the exercise of all outstanding options At 31-Dec-04	At 31-Dec-03
Exercise of share options granted under the UOB 1999 Share Option Scheme	172,000	4,274,000	4,467,000
Shares purchased under share buy-back program	(36,417,000)		
	(36,245,000)		

4. REVIEW OF GROUP PERFORMANCE

(a) The financial statements have been prepared in accordance with Singapore Financial Reporting Standards and are presented in Singapore dollars. The same accounting policies and computation methods have been adopted in the financial statements for the financial year ended 31 December 2004 as those for the financial year ended 31 December 2003.

(b) Following UOB's acquisition of Bank of Asia Public Company Limited and its subsidiaries ("BOA") on 27 July 2004, BOA's results for the five months ended 31 December 2004 and its balance sheet as at 31 December 2004 were consolidated into the Group's financial statements.

(c) The Group's net profit after tax ("NPAT") for the financial year ended 31 December 2004 of $1,452 million represented an increase of $250 million or 20.8% over the $1,202 million registered for the financial year ended 31 December 2003. The increase in NPAT was mainly due to higher share of profit of associates, lower provision charges, higher fee and commission income, and higher net interest income. These were partially offset by higher operating expenses and lower other operating income.

(d) Total income increased 3.1% to $3,259 million for 2004 from $3,160 million for 2003, primarily due to higher fee and commission income derived largely from fund management, investment-related and trade-related activities, higher net interest income mainly from inter-bank money market activities and debt securities, and higher net profit on disposal of investment securities. These were partially offset by the net loss on dealing securities, government securities and derivatives.

(e) The Group's total operating expenses increased 12.0% to $1,227 million for 2004 from $1,095 million for 2003 attributed mainly to the acquisition of BOA. Staff costs increased 10.5% to $587 million primarily due to increased headcount, while other operating expenses increased 13.4% to $639 million mainly due to higher commission and brokerage expenses incurred to support business growth, and higher depreciation charges mainly on application software. Consequently, the expense-to-income ratio of the Group increased to 37.6% for 2004 from 34.7% for 2003. Excluding BOA, Group total operating expenses would have shown a lower increase of 4.9% and a lower expense-to-income ratio of 36.6%.

(f) The Group's provision charges decreased 42.3% to $209 million for 2004 from $362 million for 2003. The decrease was mainly due to lower specific provisions for loans and the write-back of general provisions as a result of improved asset quality and economic conditions in Singapore and the region, partially offset by higher specific provisions for investments and other assets.

(g) Share of profit of associates (before tax) increased $200 million to $307 million for 2004 from $107 million for 2003 mainly due to an exceptional gain recorded by United Overseas Land Limited from the divestment of its holdings in UOB shares.

(h) The Group's net loans and advances to customers as at 31 December 2004 were $64,300 million, representing an increase of 8.4% over the $59,297 million as at 31 December 2003, mainly contributed by the acquisition of BOA. Excluding BOA's net loans of $4,391 million, the Group's net loans and advances to customers as at 31 December 2004 would have been $59,909 million, representing an increase of 1.0% from 31 December 2003.

(i) Group non-performing loans ("NPLs") increased 6.3% to $5,484 million as at 31 December 2004 from $5,160 million as at 31 December 2003 attributed mainly to the acquisition of BOA. Excluding BOA's NPLs of $1,030 million, Group NPLs would have decreased to $4,454 million, representing a reduction of 13.7% from 31 December 2003. Group NPL ratio decreased to 8.0% as at 31 December 2004 from 8.1% as at 31 December 2003. Excluding BOA, Group NPL ratio would have improved to 6.9% as at 31 December 2004. Of the total Group NPLs as at 31 December 2004, $2,797 million or 51.0% were secured by collateral, and $3,347 million or 61.0% were in the Substandard category.

(j) Total cumulative specific and general provisions of the Group were $3,724 million as at 31 December 2004 compared to $3,332 million as at 31 December 2003. General provisions as at 31 December 2004 were $1,370 million or 36.8% of total cumulative provisions. The total cumulative provisions as at 31 December 2004 provided coverage of 67.9% against Group NPLs, compared to 64.6% as at 31 December 2003. As at 31 December 2004, unsecured NPLs were 138.6% covered by total cumulative provisions, compared to 141.4% as at 31 December 2003. Excluding BOA's provisions of $589 million, total cumulative specific and general provisions would have been $3,136 million as at 31 December 2004, providing a coverage of 70.4% against Group NPLs.

(k) Total assets of the Group as at 31 December 2004 were $134,879 million, of which $6,872 million was from the acquisition of BOA. This represents a growth of 18.9% over the $113,446 million as at 31 December 2003. Excluding the assets from BOA, the Group's total assets would have recorded a growth of 12.8% over 31 December 2003.

(l) Shareholders' funds of the Group as at 31 December 2004 were $13,439 million, representing an increase of 1.2% over the $13,282 million as at 31 December 2003. Consequently, the Group's net asset value per share increased 30 cents to $8.75 as at 31 December 2004 from $8.45 as at 31 December 2003.

(m) As at 31 December 2004, the Group's total Capital Adequacy Ratio ("CAR") of 15.6% computed under the revised capital framework issued by the Monetary Authority of Singapore ("MAS") was 5.6% points higher than the minimum total CAR of 10% set by MAS. Compared to the total CAR of 15.2% as at 31 December 2003, it had increased 0.4% point mainly attributable to the issue of US$1 billion and S$1 billion subordinated notes in August 2004, largely offset by the increase in risk-weighted assets due primarily to the consolidation of BOA's financials and higher holdings in investment securities, as well as share buy-back of $500 million.

5. DIVIDEND

The Directors recommend the payment of a final dividend of 40% or 40 cents per share less 20% Singapore income tax (2003: 40% or 40 cents per share less 20% Singapore income tax) in respect of the financial year ended 31 December 2004.

Together with the interim dividend of 20% or 20 cents per share paid in August 2004, the total dividend for the financial year ended 31 December 2004 will be 60% or 60 cents per share (2003: 60% or 60 cents per share) amounting to a total net dividend of $743 million (2003: $748 million). The total net dividend payment could be more if options under the UOB 1999 Share Option Scheme are exercised for shares before the books closure date.

All existing holders of options under the UOB 1999 Share Option Scheme who exercise their options for shares by the books closure date will be entitled to the final dividend, in accordance with the terms of the scheme.

Subject to shareholders' approval at the forthcoming Annual General Meeting, the final dividend for the financial year ended 31 December 2004 will be paid on 20 May 2005.

6. CLOSURE OF BOOKS

Notice is hereby given that, subject to shareholders' approval of the payment of the aforementioned dividend at the Annual General Meeting to be held on 27 April 2005, the Share Transfer Books and Registers of Members of the Bank will be closed from 10 May 2005 to 11 May 2005, both dates inclusive. Duly completed transfers received by the Bank's Registrar, Lim Associates Pte Ltd, at 10 Collyer Quay #19-08 Ocean Building, Singapore 049315 up to 5.00 pm on 9 May 2005 will be registered to determine shareholders' entitlements to the proposed final dividend. In respect of ordinary shares in securities accounts with The Central Depository (Pte) Ltd ("CDP"), the final dividend will be paid by the Bank to CDP which will, in turn, distribute the dividend entitlements to shareholders.

BY ORDER OF THE BOARD
UNITED OVERSEAS BANK LIMITED

Mrs Vivien Chan
Secretary

Dated this 24th day of February 2005

The results are also available at the Bank's website at www.uobgroup.com